                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                               (AMENDMENT NO. 3)
                               (FINAL AMENDMENT)

                      ------------------------------------


                   SHELTER PROPERTIES VI LIMITED PARTNERSHIP
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------



----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                         14D-1/A                                      Page 2
----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                        COOPER RIVER PROPERTIES, L.L.C.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        14,907
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.2%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================






----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                         14D-1/A                                      Page 3
----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                           INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        14,907
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.2%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
========================================================================================================================






----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                         14D-1/A                                      Page 4
----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                           INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        14,907
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.2%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================






----------------------------------                                                   -----------------------------------
CUSIP No.   NONE                                         14D-1/A                                      Page 5
----------------------------------                                                   -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                         INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) [ ]
                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
             2(e) or 2(f)

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        14,907
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   [ ]
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        35.2%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
========================================================================================================================

                       AMENDMENT NO. 3 TO SCHEDULE 14D-1

         This Amendment No. 3 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on July 21, 1998, as amended by Amendment No. 1 filed with the Commission on August 18, 1998 and Amendment No. 2 filed with the Commission on August 24, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P., Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 17,000 of the outstanding units of limited partnership interest (the "Units") of Shelter Properties VI Limited Partnership (the "Partnership") at a purchase price of $475 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Friday, August 21, 1998, the Offer expired pursuant to its terms. A total of 3,364 Units, representing approximately 8.0% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $475 per Unit.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 1998


                                               COOPER RIVER PROPERTIES, L.L.C.


                                               By:   /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                               INSIGNIA PROPERTIES, L.P.

                                               By:  Insignia Properties Trust,
                                                    its General Partner



                                               By:   /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                               INSIGNIA PROPERTIES TRUST


                                               By:   /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                               INSIGNIA FINANCIAL GROUP, INC.


                                               By:   /s/ FRANK M. GARRISON
                                                    ---------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director



                                       7